PRIMERO PROVIDES EXPLORATION UPDATE;

DRILLING CONTINUES TO EXTEND MINERALIZATION AT SAN DIMAS

Toronto, Ontario, September 19, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP, ASX:PPM) is pleased to provide an exploration progress report on results of its program at its San Dimas mine and the plans at its Cerro del Gallo development project in Mexico. Year-to-date the Company has completed 65,392 metres of drilling at San Dimas and commenced drilling at Cerro del Gallo.

San Dimas Exploration Highlights include:

  Extending mineralization at depth in the Robertita vein, including 100.8 g/t Au and 732 g/t Ag over 2.5m (ROB13_287);

  Extending the known mineralization in the Alexa and Victoria veins, including 18.3 g/t Au and 452 g/t Ag over 1.2 m (AL13_072) and 134.8 g/t Au and 9,731 g/t Ag over 1.1 m (VIC13_258);

  Intercepting what appears to be a new high-grade vein in the West Block, including 19.8 g/t Au and 1,454 g/t Ag over 1.0 m (SJ13_016).

Drilling results are summarized in Table 1.

“Our investment in exploration continues to deliver results,” stated Joseph F. Conway, President and Chief Executive Officer. “Our 2013 exploration program at San Dimas is focused on systematically targeting mineralization in close proximity to existing infrastructure. We successfully continue to extend the known mineralization in both the Victoria and Alexa veins, and have recently identified what is potentially another new high-grade vein in the West Block. We remain confident that our 2013 drilling program will add Mineral Reserves beyond depletion - again increasing the mine-life at San Dimas. We are also very excited to have begun drilling on our new Cerro del Gallo property. It is a very prospective land package with limited exploration expenditures since 2008, and yet it holds numerous areas of known mineralization.”

The Company’s 2013 $19 million exploration program is allocated $15 million at San Dimas and $4 million at Cerro del Gallo. The San Dimas exploration program has been expanded to include 89,000 metres of diamond drilling, including 41,000 metres of exploration drilling and 48,000 metres of delineation drilling, plus 3,800 metres of exploration drifting. The Cerro del Gallo exploration program includes 8,100 metres of in-fill drilling, 3,900 metres of condemnation drilling plus 4,200 metres of metallurgical and environmental drilling.

Exploration at San Dimas Continues to Deliver Positive Results

Since the Company discovered the Alexa and Victoria veins in the Sinaloa Graben block in the first half of 20121, 105,000 ounces of gold and 5.6 million ounces of silver were included in the year end 2012 Mineral Reserves estimate.

Due to their close proximity to existing infrastructure, the Company has successfully developed access to the Alexa and Victoria veins since their discovery just over a year ago and these veins have already contributed approximately 38,000 tonnes (or 8%) of production in 2013.

A total of 65,392 metres drilling has been completed at San Dimas up to August 30, 2013, representing 90% of the originally planned drilling for 2013. Following the implementation of a company-wide productivity improvement initiative, the exploration team has successfully decreased drilling costs per metre by approximately 30% in 2013 compared to 2012. As a result, the Company expects to complete approximately 15,000 additional metres of drilling within the original budget of $15 million.

Drilling in 2013 has increased the known length of the Alexa vein, which now extends the entire 400 metres between the San Mateo and Sinaloa faults (Figure 1). Several drilling results from holes testing for the extension of the vein west of the San Mateo fault remain pending. The Alexa vein is currently known to extend to a depth of approximately 200 metres and remains open. Drilling in early 2014 is planned to test for the extension of the Alexa vein eastward, into the hanging wall of the Sinaloa fault.

The Victoria vein also continues to extend eastward into the Sinaloa Graben in the footwall of the Sinaloa fault and is now known to extend for approximately 300 metres (Figure 2). The Victoria vein has also been found to extend to a depth of approximately 300 metres and also remains open. Drilling for the remainder of 2013 is planned to test for the extension of the Victoria vein.

Initial drilling, approximately 600 metres north of the Alexa vein, intersected two intercepts, one including 19.8 grams per tonne (“g/t”) gold (“Au”) and 1,454 g/t silver (“Ag”) over 1.0 metre (“m”) (Table 1). Based on the Company’s understanding of the existing mineralization at San Dimas, these intercepts appear to have intersected a new high-grade vein, named San Jose (Figure 3). The Company remains optimistic and will continue to explore this region as the Company’s geologists believe the extension of the prolific Roberta and Robertita vein systems could extend from the adjacent Central Block westward into the Sinaloa Graben Block.

Drilling on the Robertita vein, in the Central Block has extended its known depth to at least 200 metres below the lowest currently defined resources and remains open (Figure 4). Reserves contained in the Robertita vein at year end 2012 averaged 6.2 g/t gold and this area remains an important contributor to the Company’s near term mine plan.

The Company has also re-analyzed historical geophysical datasets at San Dimas, along with newly acquired remote sensing ASTER data and high resolution Digital Elevation Models (DEM). A group of possible vein targets were identified, east of the Tayoltita Block in both new areas as well as near historical areas with known workings.

The Company remains focused on aggressively exploring the Sinaloa Graben and West Blocks and believes these areas will be a significant contributor to future production from San Dimas.

Project Start-up Deferred Six Months Allowing for Further Exploration at Cerro del Gallo

The Cerro del Gallo Project (69.2% owned) is located within the San Anton property, an area in the state of Guanajuato in central Mexico, near the historic Guanajuato Mining District. The Guanajuato Mining District has a long record of gold and silver mining and production dating back to 1558, producing an estimated 1.14 billion ounces of silver and 6.5 million ounces of gold over its 450 year mining history.

As a result of the significant decline in the gold price and the recently proposed tax legislation in Mexico, the Company has elected to critically review and refine the capital expenditures for the development of the Cerro del Gallo project. This, combined with a slight delay in finalizing land acquisition agreements, has resulted in approximately six months delay in the expected first production from the project. The Company still expects to make a construction decision by year-end 2013 and if the Company decides to proceed to construction, first production from Cerro del Gallo would occur at the end of 2015. The total estimated budget for Cerro del Gallo in 2013 remains at $15 million.

The Company will use the expanded development time-frame to further explore the Cerro del Gallo deposit and the greater San Anton property. The Company began drilling at Cerro del Gallo in August 2013. The $4 million 2013 exploration program’s objective is to convert resources to reserves and complete condemnation drilling (Figure 6).

The previous owner of the property primarily focused on the Cerro del Gallo deposit only and as a result there has been limited exploration on a number of targets that have previously been identified within the San Anton property.

When the Company recently re-analyzed historical geophysical datasets at Cerro del Gallo along with newly acquired remote sensing ASTER data and high resolution Digital Elevation Models (DEM), multiple exploration targets were found with similar geophysical signatures to Cerro del Gallo in the eastern portion of the property. Several alteration features were also identified on the western side of the property - an area which despite a known historical gold and silver mine remains largely unexplored by modern methods.

Table 1: Significant 2013 San Dimas Drill Results.

Area	Drill Hole	Purpose	Grade (g/t)		Estimated
			Gold	Silver	True Width (m)
West Block (Alexa)	AL13_061	Exploration	2.7	157	1.9
West Block (Alexa)	AL13_065	Exploration	2.2	120	3.3
West Block (Alexa)	AL13_071	Exploration	3.2	227	0.4
West Block (Alexa)	AL13_072	Exploration	18.3	452	1.2
West Block (Alexa)	AL13_073	Exploration	6.0	142	1.0
West Block (Alexa)	AL13_079	Exploration	2.0	10	1.6
West Block (Alexa)	AL13_081	Exploration	2.0	18	1.3
West Block (Alexa)		Exploration	2.1	16	0.5
West Block (San Jose Vein)	SJ13_016	Exploration	19.8	1,454	1.0
West Block (San Jose Vein)		Exploration	5.3	276	0.8
West Block (San Jose Vein)	SJ13_019	Exploration	3.6	293	1.3

Area	Drill Hole	Purpose	Grade (g/t)		Estimated
			Gold	Silver	True Width (m)
West Block (San Jose Vein)	SJ13_020	Exploration	4.9	557	0.8
Sinaloa Graben (Victoria)	VIC13_249	Exploration	2.1	29	1.2
West Block (Victoria)	VIC13_258	Exploration	134.8	9,731	1.1
West Block (Victoria)		Exploration	57.3	1,818	0.4
West Block (Victoria)	VIC13_262	Exploration	7.1	8	0.9
West Block (Victoria)	VIC13_265	Exploration	11.2	236	1.6
West Block (Victoria)		Exploration	3.6	83	1.2
West Block (Victoria)	VIC13_266	Exploration	4.4	218	1.9
West Block (Victoria)		Exploration	3.1	92	6.0
West Block (Victoria)		Exploration	6.4	160	2.2
West Block (Victoria)		Exploration	4.4	142	3.4
West Block (Victoria)	VIC13_267	Exploration	3.0	171	0.9
West Block (Victoria)	VIC13_268(1)	Exploration	12.6	796	3.6
West Block (Victoria)		Exploration	4.3	263	3.1
Sinaloa Graben (Victoria)	VIC13_268(2)	Exploration	17.9	813	3.9
West Block (Victoria)	VIC13_273	Exploration	2.3	188	1.8
West Block (Victoria)	VIC13_274	Exploration	2.1	108	0.4
Central Block (Robertita Vein)	ROB13_274	Delineation	4.3	293	0.5
Central Block (Robertita Vein)		Delineation	3.8	142	0.4
Central Block (Robertita Vein)		Delineation	3.4	271	0.4
Central Block (Robertita Vein)		Delineation	2.1	48	0.4
Central Block (Robertita Vein)	ROB13_275	Delineation	10.0	281	10.8
Central Block (Robertita Vein)	ROB13_276	Delineation	1.9	102	1.9
Central Block (Robertita Vein)	ROB13_281	Delineation	5.5	228	1.8
Central Block (Robertita Vein)	ROB13_282	Delineation	12.5	467	3.2
Central Block (Robertita Vein)		Delineation	14.7	597	1.3
Central Block (Robertita Vein)	ROB13_284	Delineation	3.9	172	0.5
Central Block (Robertita Vein)	ROB13_285	Delineation	4.1	361	1.7
Central Block (Robertita Vein)	ROB13_286	Delineation	21.1	262	2.0
Central Block (Robertita Vein)	ROB13_287	Delineation	100.8	732	2.5
Central Block (Robertita Vein)		Delineation	2.3	90	0.7
Central Block (Robertita Vein)	ROB13_290	Delineation	4.8	6	0.6
Central Block (Robertita Vein)		Delineation	2.0	3	1.3
Central Block (Robertita Vein)	ROB13_291	Delineation	6.1	174	0.4
Central Block (Robertita Vein)	ROB13_293	Delineation	7.4	508	1.8

Figure 1: Alexa Vein Drill Hole Locations - Longitudinal Section:
http://media3.marketwire.com/docs/PrimeroFig.1.pdf.

Figure 2: Victoria Vein Drill Locations - Longitudinal Section:
http://media3.marketwire.com/docs/PrimeroFig.2.pdf.

Figure 3: San Jose Drill Hole Locations - Longitudinal Section:
http://media3.marketwire.com/docs/PrimeroFig.3.pdf.

Figure 4: Robertita Vein Drill Locations - Longitudinal Section:
http://media3.marketwire.com/docs/PrimeroFig.4.pdf.

Figure 5: San Dimas Plan View: http://media3.marketwire.com/docs/PrimeroFig.5.pdf.

Figure 6: Cerro del Gallo Plan View: http://media3.marketwire.com/docs/PrimeroFig.6.pdf.

(1) Refer to the Company’s news releases of March 28, 2012, “Primero Reports 2011 Reserves and Resources and Announces New High-Grade Discovery” and June 25, 2012, “Primero Discovers New High-Grade Vein in West Block”, available on the Company’s website www.primeromining.com or Sedar www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine and 69.2% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The scientific and technical information contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero, who is a “Qualified Person” for the purposes of NI 43-101. Mr. Voicu has reviewed and approved the contents of this news release with respect to the scientific and technical information. Drill samples were prepared by SGS de Mexico, S.A. de C.V. in Durango, Mexico.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “planned”, “expects”, “is expected”, “prospective”, “proposed”, “further”, “near term”, “pending”, “possible”, “potential”, “next”, “continues”, “objective”, “testing for”, “has intentions”, “estimated” (other than as an historical reference), “intends”, “believe” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's exploration and development programs and plans, the identification of a new high-grade vein and the extension of known veins, the 2013 drilling program will add Mineral Reserves beyond depletion and increase the mine-life at San Dimas, the prospects for identifying new mineralization at the Cerro del Gallo property and the Company’s plans for the development of the Cerro del Gallo property, the ability to identify new resources and convert resources and exploration potential into reserves and resources and the Company’s intentions to become an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management including with respect to market conditions; the specific assumptions set forth above in this news release; that the Company does not change its exploration plans; that the geology and vein structures in the Sinaloa Graben and the West Block, and on the Cerro del Gallo property are as expected and that certain veins remain open at depth. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including changes in commodity prices and the costs of project development and construction; the Company may not be able to timely assess and to complete matters necessary to make a construction decision respecting Cerro del Gallo; the ability to obtain permits and lands necessary to bring the Cerro del Gallo project into production; the ability of the Company to generate significant free cash flow; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

FIGURE 1

SW
Alexa Vein
NE
800 msnm
800 msnm
600 msnm
400 msnm
AL13_081
AL13_079
AL13_057
AL13_056
AL13_071
AL13_063
AL13_065
AL13_061
AL13_058
AL13_072
AL13_073
Alexa Orebody
San Mateo Fault
Sinaloa Fault
DDH 2013
DDH 2013 No Vein
Not Significant
DDH 2012
Pending
Planned
0
100
200 m

DDH	Au g/t	Ag g/t	TW m
AL13_056*	8.3	541	3.4
AL13_057*	32.8	2,485	1.0
AL13_058*	3.7	180	4.0
AL13_061	2.7	157	1.9
AL13_063*	2.9	3	0.5
AL13_065	2.2	120	3.3
AL13_071	3.2	227	0.4
AL13_072	18.3	452	1.2
AL13_073	6.0	142	1.0
AL13_079	2.0	10	1.6
AL13_081	2.0	18	1.3
	2.1	16	0.5

(*) Reported previously

FIGURE 2

DDH	Au g/t	Ag g/t	TW m
VIC_248	57.6	1,369	2.8
VIC13_249	2.1	29	1.2
VIC13_254(1)*	15.9	1,091	2.2
VIC13_254(2)*	10.2	513	1.3
	11.7	601	1.5
VIC13_255*	13.2	860	5.9
VIC13_256*	37.4	2,180	4.4
	100.1	6,642	1.2
VIC13_257*	16.5	606	2.4
VIC13_258	134. 8	9731	1.1
	57.3	1818	0.4
VIC13_260*	4.1	182	3.4
VIC13_262	7.1	8	0.9
VIC13_264*	6.5	82	3.5
VIC13_265	11.18	236	1.6
	3.6	83	1.2
VIC13_266	4.4	218	1.9
	3.1	92	6.0
	6.4	160	2.2
	4.4	142	3.4
VIC13_267	3.0	171	0.9
VIC13_268(1)	12.6	796	3.6
	4.3	263	3.1
VIC13_268(2)	17.9	813	3.9
VIC13_273	2.3	188	1.8
VIC13_274	2.1	108	0.4

Victoria Vein
NE
700 msnm
700 msnm
500 msnm
500 msnm
300 msnm
300 msnm
VIC13_273
VIC13_268(1)
VIC13_268(2)
VIC13_256
VIC13_255
VIC13_254(1)
VIC13_254(2)
VIC13_258
VIC13_267
VIC13_266
VIC13_265
VIC13_264
VIC13_262
VIC13_274
VIC13_260
VIC_248
VIC13_257
VIC13_249
Victoria Orebody
San Mateo Fault
Sinaloa Fault
DDH 2013
DDH 2013 No Vein
Not Significant
DDH 2012
Pending
Planned
0
100
200 m

(*) Reported previously

FIGURE 3

SW
San Jose Vein
NE
900 msnm
900 msnm
700 msnm
700 msnm
500 msnm
SJ13_016
SJ13_019
SJ13_020
0.55/36/1.0m
0.50/56/1.4m
0.3/26/1.5m
1.1/86/1.1m
Favorable Horizon
DDH 2013
Not Significant
DDH 2012
Pending
Planned
0
100
200 m

DDH	Au g/t	Ag g/t	TW m
SJ13_016	19.8	1,454	1.0
	5.3	276	0.8
SJ13_019	3.6	293	1.3
SJ13_020	4.9	557	0.8

FIGURE 4

DDH	Au g/t	Ag g/t	TW m
ROB13_274	4.3	293	0.5
	3.8	142	0.4
	3.4	271	0.4
	2.1	48	0.4
ROB13_275	10.0	281	10.8
ROB13_276	1.9	102	1.9
ROB13_281	5.5	228	1.8
ROB13_282	12.5	467	3.2
	14.7	597	1.3
ROB13_284	3.9	172	0.5
ROB13_285	4.1	361	1.7
ROB13_286	21.1	262	2.0
ROB13_287	100.8	732	2.5
	2.3	90	0.7
ROB13_290	4.8	6	0.6
	2.0	3	1.3
ROB13_291	6.1	174	0.4
ROB13_293	7.4	508	1.8

Robertita Vein
NE
500 msnm
300 msnm
100 msnm
ROB13_282
ROB13_275
ROB13_274
ROB13_286
ROB13_276
ROB13_281
ROB13_285
ROB13_293
ROB13_287
ROB13_290
ROB13_284
ROB13_291
DDH 2013
Not Significant
DDH 2012
Pending
0
100
200 m

FIGURE 5

San Dimas Plan View

N
West Block
Central Block
Tayoltita Block
Arana Hanging Wall Block
Roberta
Robertita/San Enrique
Marinas /Gloria
Soledad
Alexa
Celia
Castellana
Victoria
Elia
Aranza
Sta. Lucia
San Francisco Tunnel
Tayoltita Mill
San Luis Tunnel
Sinaloa Graben Tunnel
Escondido Tunnel
El Cristo Tunnel
Trevino Tunnel
0 1 2km
Tunnels
Proposed Tunnels
Vein
Fault
River

FIGURE 6

Cerro del Gallo Plan View

Legend
DDH Done
DDH Proposed
Infill DDH
Condemnation DDH
Studies DDH
Footprint Project
0
125
250 m
Primero Mining Corp.
Cerro del Gallo
August 2013